UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ending September 30, 2005

National Fuel Gas Company

(Name of Registered Holding Company)

6363 Main Street

Williamsville, New York 14221

(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

James R. Peterson

Assistant Secretary

National Fuel Gas Company

6363 Main Street

Williamsville, New York 14221

(716) 857-7702

ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.	Energy or Gas Related	Date of Organization	State of Organization	Percentage of Voting Securities	Nature of Business Held

Omitted for the fourth fiscal quarter pursuant to Instructions for Item 1.

ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Stock	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security

No transactions this quarter

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

Highland Forest Resources, Inc.	Empire State Pipeline, LLC	$350,000
Highland Forest Resources, Inc.	St. Clair Pipeline Company, LLC	$350,000
Empire State Pipeline, LLC	Empire State Pipeline	$350,000
St. Clair Pipeline Company LLC	Empire State Pipeline	$350,000
Seneca Resources Corporation	Kane	$316,919 (on 6/17/05)

ITEM 3 -ASSOCIATE TRANSACTIONS

PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering Services	Associate Co. Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Roystone	Seneca Resources	Natural gas processing	$0	$0	$0	$0
Kane	Supply	Natural gas processing	$4,976	$0	$0	$4,976

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire’s NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co. Rendering Services	Reporting Co. Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Supply	Empire	Managerial, financial, legal and other similar services.	$2,256	$0	$0	$2,256
Supply	Empire	Operational, maintenance, administrative and similar services.	$159,274	$0	$0	$159,274
Supply	Toro LP	Accounting and administrative services.	$0	$0	$0	$0
Supply	Horizon LFG	Accounting and administrative services.	$0	$0	$0	$0
Distribution	Empire	Operational, administrative and similar services.	$204,522	$0	$0	$204,522
Distribution	Toro LP	Accounting and administrative services.	$15,924	$0	$0	$15,924
Distribution	Horizon LFG	Accounting and administrative services.	$1,944	$0	$0	$1,944
Horizon Energy Development, Inc.	Toro LP	Accounting and administrative services.	$62,402	$0	$0	$62,402

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:

Confidential Treatment requested pursuant to Rule 104(b)

                ITEM 5 - OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason For Difference in Other Investment

NONE

ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A. FINANCIAL STATEMENTS:

Balance Sheet for Horizon LFG	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Horizon LFG	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Model City	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Model City	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Empire	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Empire	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Kane	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Kane	Confidential treatment requested pursuant to Rule 104(b)

B.	Exhibits:

Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions: EXHIBIT A

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: December 29, 2005

NATIONAL FUEL GAS COMPANY

By        /s/ James R. Peterson

James R. Peterson
Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY

CERTIFICATE

The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey

Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company’s interested State

Commissions whose names and addresses are listed below:

State of New York Public Service Commission

3 Empire State Plaza

Albany, New York 12223-1350

Pennsylvania Public Utility Commission

P.O. Box 3265

North Office Building

Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of December, 2005.

              /s/ James R. Peterson

James R. Peterson
Assistant Secretary